FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                02 April, 2008


                               File no. 0-17630


                              Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company



Standard Form TR-1: Notifications of Major Interests in Shares


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

CRH plc


2. Reason for the notification (please place an X inside the appropriate bracket/s):


( X ) An acquisition or disposal of voting rights

(   ) An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

(   ) An event changing the breakdown of voting rights

(   ) Other (please specify)



3.  Full name of person(s) subject to notification obligation:

Capital Research and Management Company


4. Full name of shareholder(s) (if different from 3) :

-


5.  Date of transaction (and date on which the threshold is crossed or reached):

31st March 2008


6.  Date on which issuer notified:

2nd April 2008


7.  Threshold(s) that is/are crossed or reached:

4%


8. Notified Details:



A: Voting rights attached to shares

Class/type of shares            Situation previous to the triggering transaction
(if possible use ISIN CODE)
                                Number of shares      Number of voting rights

Ordinary Shares                 27,097,003            27,097,003

(IE0001827041)




Resulting situation after the triggering transaction

Class/type of shares (if    Number of shares     Number of voting rights     % of voting rights
possible use ISIN CODE)
                                                 Direct      Indirect        Direct      Indirect



Ordinary Shares            26,597,003            26,597,003                  4.9389%
(IE0001827041)




B: Financial Instruments

Resulting situation after the triggering transaction

Type of         Expiration date      Exercise/conversion       Number of voting rights     % of voting rights
financial                            period/date               that may be acquired (if
instrument                                                     the instrument exercised/
                                                               converted)
N/A



Total (A+B) (where applicable    Number of voting rights    % of voting rights
in accordance with
national law)

26,597,003                       26,597,003                  4.9389%






9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A




10. In case of proxy voting: (name of the proxy holder) will cease to hold (number) voting rights as of (date):

N/A





11. Additional information:

Done at Los Angeles, California on 1st April 2008



12. Contact name:

Neil Colgan

Assistant Company Secretary



13. Contact telephone number:

+353 1 634 4340




APPENDIX

As of 31st March 2008

CRH plc


                                          Number of            Percent of
                                          Shares               Outstanding

Capital Research and Management           26,597,003           4.939%
Company ("CRMC") holdings:


Holdings by CRMC:

Capital Research and Management Company   26,597,003           4.939%



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  02 April, 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director